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                                                                     EXHIBIT 8

                    [SIMPSON THACHER & BARTLETT LETTERHEAD]



                                        May 23, 1997



                   Re:  Lehman Brothers Holdings Inc. Offer to
                        Exchange Up to 13,000,000 shares of
                        Cumulative Convertible Voting Preferred
                        Stock, Series B, par value $1.00 per
                        share, for its Outstanding Cumulative
                        Convertible Voting Preferred Stock,
                        Series A, par value $1.00 per share

Lehman Brothers Holdings Inc.
3 World Financial Center
New York, NY 10285

Ladies and Gentlemen:

        You have requested our opinion with respect to certain United States federal income tax consequences of the proposed transaction in which Lehman Brothers Holdings Inc. (the "Company") offers to exchange (the "Exchange Offer") up to 13,000,000 shares of its new Cumulative Convertible Voting Preferred Stock, Series B (the "Series B Preferred Stock") for 13,000,000 shares of its outstanding Cumulative Convertible Voting Preferred Stock, Series A (the "Series A Preferred Stock"). All capitalized terms used but not defined herein have the meanings ascribed to them in the draft of the Prospectus, dated as of May 23, 1997 (the "Prospectus").

        We have examined a draft dated May 23, 1997 of the Prospectus relating to the Exchange Offer. In addition, we have

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SIMPSON THACHER & BARTLETT

                                      -2-                       May 23, 1997

examined such other documents, and have made such other and further investigations, as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth. We have not, however, undertaken any independent investigation of any factual matter in the foregoing. In addition, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as drafts or as certified, conformed, photostatic or facsimile copies, and the authenticity of the originals of such latter documents. We have also assumed that the Prospectus will be in the form of the draft examined by us as set forth above.

        Our examination of the Prospectus has, consistent with the nature of our engagement, not included a review or investigation of the information concerning the Company set forth therein or any other information set forth therein, and, accordingly, we express no opinion or view with respect thereto.

        Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, administrative interpretations, and judicial precedents as of the date hereof. If there is any subsequent change in the applicable law or regulations, or if there are subsequently any new administrative or judicial interpretations of the law or regulations, the opinion expressed herein may become inapplicable.
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SIMPSON THACHER & BARTLETT

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        We hereby advise you that, in our opinion, the statements set forth in the Prospectus under the caption "Material United States Federal Income Tax Consequences" insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects. We hereby consent to the filing of the letter as an Exhibit to the Registration Statement.

        We are members of the Bar of the State of New York, and we do not express any opinion herein concerning any law other than the federal law of the United States.


                                        Very truly yours,

                                        /s/ Simpson Thacher & Bartlett

                                        SIMPSON THACHER & BARTLETT